

November 19, 2019

Gerard Michel
Principal Financial Officer
Vericel Corp
64 Sidney Street
Cambridge, MA 02139

      **Re: Vericel Corp**
           **Form 10-K for the Fiscal Year Ended December 31, 2018**
           **Filed February 26, 2019**
           **File No. 001-35280**

Dear Mr. Michel:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences